Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

The Cash Store Financial Services Inc.

15511-123 Avenue

Edmonton, AB

T5V 0C3

Item 2 Date of Material Change

August 14, 2013

Item 3 News Release

The press release in the form of Schedule A attached hereto was disseminated on August 14, 2013 via CNW News Service.

Item 4 Summary of Material Change

The Cash Store Financial Services Inc. announces changes to Board of Directors

5.1 Full Description of Material Change

See Schedule A attached.

5.2 Disclosure for Restructuring Transactions

Not Applicable

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable

Item 7 Omitted Information

Not Applicable

Item 8 Executive Officer

Gordon Reykdal, Chief Executive Officer, at 780-408-5118, or

Craig Warnock, Chief Financial Officer, at 780-732-5683

Item 9 Date of Report

August 15, 2013

Schedule A

News Release

August 14, 2013

The Cash Store Financial Services Inc. announces changes to Board of Directors

EDMONTON, August 14, 2013 / CNW / - The Cash Store Financial Services Inc. ("Cash Store Financial" or the "Company") (TSX:CSF; NYSE:CSFS) today announced several changes to the Company’s Board of Directors.

Mr. Albert Mondor and Mr. Robert Gibson have retired from the Board, effective immediately. “We thank Al and Bob for their valuable contribution to the Company over the last several years and wish them the best in their future endeavours,” said Eugene I. Davis, Chairman of the Board of Directors.

Mr. Davis also welcomed three new directors to the Cash Store Financial Board.

Timothy J. Bernlohr

Mr. Timothy J. Bernlohr is the Managing Director of TJB Management Consulting, LLC, a firm specializing in project-specific consulting services to businesses in transformation, including strategic planning, restructuring and interim executive management. He is the former President and Chief Executive Officer of RBX Industries, Inc. Prior to joining RBX in 1997, Mr. Bernlohr spent 16 years with the International and Industry Products division of Armstrong World Industries, where he served in a variety of management positions. Mr. Bernlohr, age 54, serves as Chairman of the Board of Directors of Champion Home Builders, Inc. and The Manischewitz Co. and is a director of Atlas Air Worldwide Holdings (Nasdaq:AAWW), Chemtura Corp. (NYSE:CHMT) and Rock-Tenn Company (NYSE:RKT). Mr. Bernlohr is a graduate of Penn State University.

Thomas L. Fairfield

Mr. Thomas L. Fairfield is Executive Vice President, Chief Operating Officer, Counsel and a director of Capmark Financial Group Inc. Capmark is an international financial services company focused on the commercial real estate industry. Prior to joining Capmark in 2006, Mr. Fairfield, age 55, practiced corporate and securities law for more than 20 years. He holds a Juris Doctor degree from Georgetown University Law Center and a B.S.F.S. from Georgetown University. He is admitted to the bar of the states of Connecticut, Pennsylvania, New York and the District of Columbia, and is a member of the American Bar Association and the National Association of Stock Plan Professionals.

Donald C. Campion

Mr. Donald Campion is a senior executive with broad corporate experience with strategic acquisitions, divestitures, integration activities and international operations. Mr. Campion, age 64, currently serves as a director of Haynes International, Inc. (NASDAQ: HAYN), where he serves as the Chair of the Audit Committee, and is an independent director and Chair of the Audit Committee for three privately held companies. Mr. Campion had been a senior-level financial executive with a number of public and private companies. He spent 27 years with General Motors Corporation where he held various positions including CFO of several operating divisions, and he was the CFO of four privately held companies. Mr. Campion holds an MBA and a B.S. in Applied Mathematics from the University of Michigan.

“We are delighted to welcome these three experienced business leaders to the Board and look forward to their contributions,” Mr. Davis said.

About Cash Store Financial

Cash Store Financial is the only lender and broker of short-term advances and provider of other financial services in Canada that is listed on the Toronto Stock Exchange (TSX:CSF). Cash Store Financial also trades on the New York Stock Exchange (NYSE:CSFS). Cash Store Financial operates 510 branches across Canada under the banners "Cash Store Financial" and "Instaloans". Cash Store Financial also operates 27 branches in the United Kingdom.

Cash Store Financial and Instaloans primarily act as lenders and brokers to facilitate short-term advances and provide other financial services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides a private-label debit card (the "Freedom" card) and a prepaid credit card (the "Freedom MasterCard") as well as other financial services, including bank accounts.

Cash Store Financial employs approximately 1,900 associates and is headquartered in Edmonton, Alberta.

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name "Cash Store."  Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

For further information, please contact:

Gordon Reykdal, Chief Executive Officer, at 780-408-5118, or

Peter Block, NATIONAL Public Relations, at 416-848-1431

Forward-Looking Information

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of United States federal securities legislation, which we refer to herein, collectively, as "forward-looking information". Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition, as well as initiatives to grow revenue or reduce retention payments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "estimates", "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". In particular, this news release contains forward-looking information with respect to our goals and strategic priorities, introduction of products, share repurchase initiatives, branch openings and competition, as well as initiatives to grow revenue or reduce retention payments.  Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Cash Store Financial, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, and other factors described under the heading "Risk Factors" in our Annual MD&A, which is on file with Canadian provincial securities regulatory authorities, and in our Annual Report on Form 20-F/A filed with the U.S. Securities and Exchange Commission.  All material assumptions used in providing forward-looking information are based on management's knowledge of current business conditions and expectations of future business conditions and trends, including our knowledge of the current credit, interest rate and liquidity conditions affecting us and the general economic conditions in Canada, the United Kingdom and elsewhere.  Although we believe the assumptions used to make such statements are reasonable at this time and have attempted to identify in our continuous disclosure documents important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.  Certain material factors or assumptions are applied by us in making forward-looking information, including without limitation, factors and assumptions regarding our continued ability to fund our payday loan business, rates of customer defaults, relationships with, and payments to, third party lenders, demand for our products, as well as our operating cost structure and current consumer protection regulations. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.